UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As previously disclosed, on January 16, 2025, Bon Natural Life Limited (the “Company”) held its 2025 Extraordinary General Meeting (the “Meeting”). At the Meeting, among other resolutions approved, the shareholders of the Company adopted the following resolutions: (i) the re-designation and re-classification of shares of the Company that: (a) all of the authorised (whether issued or not issued) ordinary shares of par value of US$0.001 each in the Company be and are re-designated and re-classified into class A ordinary shares of par value US$0.001 each (the “Class A Ordinary Shares”), and (b) all of the authorised but unissued preference shares of par value of US$0.001 each in the Company be and are cancelled and a new class of shares comprising of 30,000,000 class B ordinary shares of par value US$0.001 each (the “Class B Ordinary Shares”), which will be convertible, at the option of the holder thereof, into the number of fully paid and non-assessable Class A Ordinary Shares on a one-for-one basis (subject to adjustment as stated in the Company’s articles of association) and be entitled to one hundred (100) votes per share, be and is created; (ii) the adoption of the Third Amended and Restated Memorandum and Articles of Association of the Company (the “Third M&AA”); and (iii) the repurchase of 2,004,427 Class A Ordinary Shares from Yongwei Hu (“Mr. Hu”) and 37,412 Class A Ordinary Shares from Jing Liu (“Ms. Liu”), and as consideration, the issuance of 2,004,427 and 37,412 Class B Ordinary Shares to Mr. Hu and Ms. Liu, respectively.

On January 21, 2025, the Company filed the Third M&AA with the Companies Register of the Cayman Islands. The change from Ordinary Shares to Class A Ordinary Shares was reflected with the Nasdaq Capital Market and in the marketplace at the open of business on February 27, 2025, whereupon the Class A Ordinary Shares began trading. The Company’s Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “BON” and under the CUSIP Number of G14492121.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Third Amended and Restated Memorandum and Articles of Association of Bon Natural Life Limited

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2025	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer

3